Mail Stop 4561

July 20, 2007

Mr. William I. Miller
Chairman of the Board
and Chief Executive Officer
Irwin Financial Corporation
500 Washington Street
Columbus, Indiana 47201

     Re: **Irwin Financial Corporation**
             Form 10-K for Fiscal Year Ended December 31, 2006

Dear Mr. Miller:

We have reviewed your response dated May 22, 2007 and have the following additional comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Note 1 – Summary of Significant Accounting Policies, page 76

Incentive Servicing Fees, page 78

We reviewed your responses to our letter dated May 22, 2007 and the draft revisions to your accounting policy footnote. Please revise your accounting policy footnote to exclude references to SFAS 140 in connection with the incentive servicing fees as we believe the agreements associated with them are service revenue contracts that are not addressed by SFAS 140, but rather service revenue recognized as earned according to SAB Topic 13 and EITF Topic D-96.

                            *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides the requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Matthew Komar, Staff Accountant, at (202) 551-3781 or me at (202) 551-3851, if you have questions regarding the comment on the financial statements and related matters.

Sincerely,

Paul Cline
Senior Accountant